NEWS RELEASE

Crosshair Completes Radiometric Soil Survey at Juniper Ridge Wyoming
Cost-effective uranium exploration technique identifies new areas of potential mineralization

September 18, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the completion of a radiometric soil survey on the Juniper Ridge Property, located in south-central Wyoming. Approximately 40% of the unexplored portion of the property was surveyed with both high precision gamma and radon surveys. The surveys identified three areas of anomalous radon concentration over undrilled areas north and west of Juniper Ridge East. These anomalous radon results are interpreted to indicate areas of additional uranium mineralization and will be the focus of the next phase of drilling.

“We are pleased with the very encouraging results of the radiometric soil survey that we have completed at Juniper Ridge,” said Mark Ludwig, President and CEO of Crosshair Energy. “The areas of highly anomalous radon results appear to correspond with the new mineralization trend we identified in our drilling earlier this year. This correlation gives us confidence in the gamma/radon survey as a very cost effective and important exploration tool, allowing us to focus our exploration capital on those areas with a higher probability of mineralization and we would anticipate a greater incidence of positive drill results.”

The survey was focused on undrilled areas both north and west of the known mineralization at Juniper Ridge East.  Results indicate three separate areas of anomalous radon measurements, with the largest area containing 42 highly anomalous radon measurements approximately 2,500 ft. north of Juniper Ridge East.  The area along the projected new mineralization trend between Juniper Ridge East and Juniper Ridge West identified during the recently completed drilling program (see news release dated August 9, 2012 for details) is moderately anomalous, which is interpreted to indicate potentially deeper mineralization.

Additional soil radiometric surveys will be carried out over untested parts of the property.  Future drilling will focus on the three areas of anomalous radon concentration identified from the current survey and other targets as defined with additional surveys.

The methodology employed for the survey was developed and tested by Crosshair Vice President and Chief Geologist Tom Bell, Ph.D.  Sampling was conducted by Crosshair personnel, with analysis carried out by independent contractor, RSSI Laboratories of Morton Grove IL.  The goal of the survey, which covered approximately 1,600 acres, was to identify areas with the highest probability of containing mineralization in the unexplored areas of the property prior to commencing the next round of drilling. As a preliminary test, both soil gamma activity and radon concentration were measured at 36-inch depths at 75 drill sites just prior to drilling. While there was not a direct one-to-one correspondence between soil radon concentration and drill results at each site, nine boreholes were found to be mineralized, at depths between approximately 100 and 150 ft, within an area of eight highly anomalous radon measurements taken during the soil survey. The highest radon measurement (30 times background radon) coincided with a drill intercept with a grade thickness (GT) of 2.12 %eU3O8xft, at over 100 feet in depth, highlighting the potential usefulness of the survey in improving drill hole positioning.

Survey results map and additional information about the Juniper Ridge project can be found on the Crosshair website at: http://www.crosshairenergy.com/s/JuniperRidge.asp.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel and Juniper Ridge projects have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Mark Ludwig, P.E., President and CEO of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Mr. Ludwig has verified the data disclosed in this news release, including sampling, analytical and test data underlying the information disclosed in this news release.

Additional information about the Juniper Ridge Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, 43-101 Mineral Resource Technical Report” dated February 21, 2012. For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things additional uranium mineralization, future drilling, and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.